STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 04/01/1999
991129471 - 2031528

CERTIFICATE OF AMENDMENT OF THE CERTIFICATE OF INCORPORATION OF KALEX CORP.

Kalex Corp., a corporation organized and existing under the laws of the state of Delaware (the "Company"), hereby certifies as follows:

FIRST: By unanimous written consent of the Board of Directors of the Company dated April 1, 1999, the Board of Directors duly adopted resolutions proposing and declaring advisable the following amendment to the Company's Certificate of Incorporation:

> That Article Fourth of the Company's Certificate of Incorporation be amended to read in its entirety as follows:
>
> "FOURTH: The Corporation shall have authority to issue 50,100,000 shares of capital stock, consisting of 50,000,000 shares of common stock, par value $.01 per share, and 100,000 shares of preferred stock, par value $1.00 per share. The board of directors of the Corporation may, by resolution or resolutions, designate and fix the powers, preferences and rights and the qualifications, limitations or restrictions of any number of series of preferred stock of the Corporation."

SECOND: By written consent of shareholders holding a majority of the Company's voting stock dated April 1, 1999, the stockholders of the Company have approved the aforesaid amendment.

THIRD: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Company has caused this Certificate to be signed and attested by Kuno Laren, the Company's President, this 1st day of April, 1999.

KALEX CORP.

By:

Kuno Laren
President